KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Northgate Minerals Corporation

On February 16, 2007, we reported on the consolidated balance sheets of Northgate Minerals Corporation (the Company) as at December 31, 2006 and 2005 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2006 which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled Reconciliation to United States Generally Accepted Accounting Principles included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits. In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. The U.S. GAAP reconciliation as at December 31, 2005 and for each of the years in the two-year period ended December 31, 2005 has been restated as described in note B to the supplemental note.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
February 16, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

To the Board of Directors of Northgate Minerals Corporation

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to a change in accounting policies such as that described in note 3 in the consolidated financial statements. Our report dated February 16, 2007 is expressed in accordance with Canadian reporting standards which do not require such a reference.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Company’s internal control over financial reporting. Our report to the shareholders dated February 16, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Company’s internal control over financial reporting in the financial statement auditors’ report.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
February 16, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NORTHGATE MINERALS CORPORATION
Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2006, 2005 and 2004

(All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Accounting practices under Canadian and United States ("US") generally accepted accounting principles ("GAAP"), as they affect the Corporation, are substantially the same with respect to measurement differences, except for the following:

A. Mineral Properties

The United States Securities and Exchange Commission ("S.E.C.") staff have indicated that their interpretation of Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", requires mineral property costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. During the year ended December 31, 2006, the Corporation incurred $4,478,000 (2005 – $1,662,000; 2004 - $4,063,000) in costs associated with a property which did not meet these criteria. Accordingly, for US GAAP purposes, these costs would be expensed as incurred and mineral property, plant and equipment as at December 31, 2006 and 2005 would be decreased by $12,633,000 and $8,155,000 respectively.

Prior to 2003, the Corporation owned 95% of the Kemess Mine and recognized minority interest for the 5% interest it did not own. For US GAAP purposes, differences between Canadian GAAP and US GAAP were allocated between the Corporation and minority interest based on their respective interests. During 2003, the Corporation purchased the 5% interest it did not already own from the minority shareholders and allocated the excess purchase price to mineral properties. As a result of differences between Canadian and US GAAP previously allocated to minority interest, a difference between Canadian GAAP and US GAAP arose on acquisition of the minority interest related to the amount allocated to mineral properties. This difference is being amortized over life of the Kemess mine using the units of production method except for $406,000 which was allocated to the Kemess North project and is not currently being amortized. As at December 31, 2006, the unamortized balance totaled $641,000 (2005 - $777,000) and for US GAAP purposes, the Corporation would have recognized additional amortization of $136,000 for the year ended December 31, 2006 (2005 - $111,000; 2004 - $129,000).

B. Share Purchase Warrants (restated)

Under Canadian GAAP, share purchase warrants are accounted for as equity. In previous years, no differences were recognized between Canadian GAAP and US GAAP related to the accounting for share purchase warrants. However, in 2006, pursuant to an interpretation by the S.E.C. of Financial Accounting Standards Board ("FASB") Statement 133 "Accounting for Derivative Instruments and Hedging Activities", the Corporation has changed its accounting for share purchase warrants denominated in a currency that is not the functional currency of the Corporation. Such instruments are now accounted for as a liability, with the change in fair value recorded through the statement of operations. A loss (gain) would be recorded when the fair value of the share purchase warrants increases (decreases). Prior periods have been amended to reflect the change in accounting for these instruments.

In 2006, all share purchase warrants were exercised or expired and the fair value of the share purchase warrants at the time of exercise or expiry was allocated to the common shares issued or contributed surplus as applicable. The change in fair value from January 1, 2006 to the date of exercise was a loss of $27,942,000 which would be recognized as an expense for US GAAP purposes. In addition, share capital and contributed surplus at December 31, 2006 would increase by $27,373,000 and $260,000, respectively, retained earnings at January 1, 2006 would increase by $309,000 and retained earnings at December 31, 2006, would decrease by $27,633,000.

As at December 31, 2005, the fair value of these warrants was $8,406,000 and the decrease in fair value resulted in a gain of $3,413,000 which would be recorded in the statement of operations for US GAAP purposes. In 2004, the decrease in fair value of these warrants resulted in a gain of $13,142,000.

The fair value was calculated for the Corporation’s publicly traded warrants by using the closing prices on the Toronto Stock Exchange on the applicable dates. Share purchase warrants were also assumed by the Corporation in connection with the acquisition of Young-Davidson Mines, Limited ("Young-Davidson"), a Canadian public company. The fair value of these share purchase warrants was calculated using the Black Scholes option pricing formula and the assumptions used were as follows: expected term of 0.38 years (2005 – 0.51 years), expected volatility of 46% (2005 – 46%), expected dividend yield of 0% (2005 – 0%) and a risk free rate of 3.9% (2005 – 3.8%).

NORTHGATE MINERALS CORPORATION
Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2006, 2005 and 2004

(All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts.)

C. Stock-Based Compensation

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123(R) requires the Corporation to estimate forfeitures. Prior to adoption of SFAS 123(R), accounting for stock-based compensation for US GAAP purposes was consistent with that used for Canadian GAAP. For Canadian GAAP purposes, the Corporation currently uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur as permitted by Canadian GAAP. However, based on its historical forfeiture rates, the Corporation has determined that this difference does not have a material impact on stock-based compensation expense that would be recognized for US GAAP purposes.

D. Investments

Under Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), the Company’s portfolio investments and marketable securities would be classified as available-for-sale securities and carried at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings but recorded as other comprehensive income or loss under U.S. GAAP and reported in a separate component of shareholders’ equity until realized. As at December 31, 2006, other assets and other comprehensive income would each increase by $329,000 (2005 – Nil) and the change in other comprehensive income of $329,000 (2005 - $ Nil; 2004 - $ Nil) would be reflected in other comprehensive income in the statement of operations.

E. Financing Fee

In 2000, the Corporation issued 1,500,000 warrants to Brookfield Asset Management, a former significant shareholder of the Corporation, relating to advisory services and financing provided in connection with the acquisition of the Kemess Convertible Royalty. Under US GAAP, the granting of these warrants would be considered a financing fee with the fair value being a cost associated with the acquisition. The effect of this change at December 31, 2006 would be to increase mineral property and shareholders’ equity each by $480,000 (2005 – $480,000).

F. Derivative Financial Instruments

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instrument and Hedging Activities" and the corresponding amendments under US GAAP require that all derivative financial instruments, which do not qualify as a hedge under SFAS 133, be recognized in the consolidated financial statements and measured at fair value regardless of the purpose or intent for holding them, with changes in the fair value of derivative financial instruments recognized in earnings.

The Corporation’s gold forward sales contracts for Canadian GAAP are considered to be effective economic hedges and they have been accounted for as hedges. However, the Corporation elected not to complete the required designation and effectiveness assessment and documentation to achieve hedge accounting until January 1, 2004, when it was required to do so under Canadian GAAP. As a result of the difference between Canadian and US GAAP existing prior to January 1, 2004, the Corporation elected not to use hedge accounting for these gold forward sales contracts under US GAAP. Application of US GAAP at December 31, 2006 would decrease mineral property costs and deferred hedged loss by $3,517,000 (2005 – $3,517,000) and $8,583,000 (2005 – 4,561,000) respectively, increase the fair value of the derivative instruments liability by $20,265,000 (2005 – $32,964,000) and results in a fair value adjustment in the statement of operations of $8,677,000 (2005 – $149,000), which would be included in the measurement of earnings.

The Corporation has entered into a series of copper forward sales and forward purchase contracts that are being recognized for Canadian GAAP purposes on a marked-to-market basis, consistent with US GAAP. Accordingly, no difference exists.

NORTHGATE MINERALS CORPORATION
Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2006, 2005 and 2004

(All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts.)

G. Inventory Policy Change

As described in note 3 to our 2006 Annual Financial Statements (attached as exhibit 99.2 to Northgate’s original form 40-F filing), in 2006, we retroactively adopted a new accounting policy for the full costing of metals inventory contained in concentrate and the valuation of additional components of inventory created during the mining process. The impact of these changes is also disclosed in note 3. The specific changes implemented resulted in including as inventoriable costs:

  depreciation on production assets;

  certain allocations of overhead attributable to the manufacturing process; and

  production costs attributable to stockpiled ore.

The retroactive application of this change in policy was made in accordance with CICA’s. 1506, Accounting Changes, in Canada and FAS 154 in the United States.

With respect to depreciation on production assets and overhead allocations, the change was made to be in accordance with industry practices following guidance that was being provided in Canada, where the CICA was in the process of finalizing CICA 3031, Inventories, which provides detailed guidance on the nature of production overheads and their inclusion in the measurement of the cost of inventory. Although the Company was not obliged to adopt the standard at January 1, 2006, we concluded on review that such policy reflected best practices. Guidance in this section was, we concluded, far more specific than but not inconsistent with ARB 43, Chapter 4. In addition, it should be noted that the exclusion of depreciation from production costs was not material to any year prior to 2006.

With respect to stockpile inventory, from time to time the Company sets aside unprocessed but mined ore for future needs and usage. In 2006, the Company considered the manner in which it was and was proposing to utilize its ability to stockpile, the definitions of inventory in CICA s. 3031 and ARB 43, Chapter 4, Statement 3, the additional guidance described above about the nature of costs that should be included in inventory and evolving industry practice in reaching a conclusion that the cost of production related to Northgate’s ore stockpiles was preferentially reflected as an item of inventory since the stockpile was available to be drawn down in the production cycle. As a result, the Company changed its policy on stockpiled ore to include and identify the costs as being part of the inventory production cycle where previously costs associated with stockpiled ore were expensed as incurred.

H. Recent Accounting Pronouncements in the United States

During the year, FASB issued Statement 157 "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value and expands disclosures currently required by other accounting standards. The standard is effective for fiscal years beginning after November 15, 2007.

Also issued during the year was FIN 48 "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109". This pronouncement provides guidance in accounting for uncertain tax positions. The interpretation is effective as of the beginning of the first fiscal year after December 15, 2006.

The Corporation does not believe that these standards will have any material affect on the Corporation’s consolidated financial statements, but has determined that financial statement note disclosure may need to be expanded.

During the year, the Corporation adopted Staff Accounting Bulletin #108, "Considering the Effect of Prior Year Misstatements When Quantifying Misstatements in the Current Year Financial Statements" ("SAB 108"), which prescribes how management should evaluate the impact of unrecorded misstatements of a prior year on the current year financial statements. Adoption of SAB 108 had no impact on the consolidated financial statements.

NORTHGATE MINERALS CORPORATION
Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2006, 2005 and 2004

(All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts.)

I. GAAP Reconciliation

The effect of the above differences between Canadian GAAP and US GAAP on the significant captions on the Corporation’s balance sheets, statements of operations and statements of cash flows is summarized as follows.

		2005
Consolidated balance sheet effect	2006	(restated)
Shareholders’ equity under Canadian GAAP	$447,748	$236,433
Adjustments to US GAAP for
Deferred mineral property costs (note A)	(12,633)	(8,155)
Financing fee (note E)	480	480
Derivative instruments & hedging activities (note F)	(32,365)	(41,042)
Share purchase warrants (note B)	—	(8,406)
Acquisition of non-controlling interest (note A)	641	777
Tax effect of above adjustments	15,354	—
Accumulated other comprehensive income (note D)	329	—
Shareholders’ equity under US GAAP	419,554	180,087
Assets under Canadian GAAP	$515,631	$309,006
Adjustments to US GAAP for
Deferred mineral property costs (note A)	(12,633)	(8,155)
Financing fee (note E)	480	480
Derivative instruments & hedging activities (note F)	(12,100)	(8,078)
Investments (note D)	329	—
Acquisition of non-controlling interest (note A)	641	777
Future income tax asset (short term)	9,844	—
Assets under US GAAP	$502,192	294,030
Liabilities under Canadian GAAP	$67,883	$72,573
Adjustments to US GAAP for
Derivative instruments & hedging activities (note F)	20,265	32,964
Share purchase warrants (note B)	—	8,406
Future income tax liability	(5,510)	–
Liabilities under US GAAP	$82,638	$113,943

NORTHGATE MINERALS CORPORATION
Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2006, 2005 and 2004

(All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts.)

		2005	2004
Consolidated statements of operation effect	2006	(restated)	(restated)
Earnings for the year under Canadian GAAP	$106,742	$39,557	$32,796
Adjustments to US GAAP for
Deferred mineral property costs (note A)	(4,478)	(1,662)	(4,063)
Share purchase warrants (note B)	(27,942)	3,413	13,142
Derivative instruments & hedging activities (note F)	8,677	(149)	3,082
Non-controlling interest (note A)	(136)	(111)	(129)
Income tax effect of above adjustments	15,354	—	—
Income for the year under US GAAP	$98,217	$41,048	$44,828
Other comprehensive income:
Unrealized gain on marketable securities (note D)	329	—	—
Comprehensive income	$98,546	$41,048	$44,828
Basic and diluted earnings per share under US GAAP
Basic	$0.46	$0.20	$0.22
Diluted	$0.44	$0.20	$0.22
Weighted average shares outstanding
Basic	215,609,932	202,789,310	200,065,821
Diluted	222,892,929	202,858,866	200,567,253

		2005	2004
Consolidated statements of cash flow effect	2006	(restated)	(restated)
Cash provided by operations under Canadian GAAP	$146,612	$49,039	$74,807
Adjustments to US GAAP for deferred mineral
property costs (note A)	(4,478)	(1,662)	(4,063)
Cash provided by operations under US GAAP	$142,134	$47,377	$70,744
Cash used in investments under Canadian GAAP	$(17,044)	$(13,255)	$(18,338)
Adjustments to US GAAP for deferred mineral
property costs (note A)	4,478	1,662	4,063
Cash used in investments under US GAAP	$(12,566)	$(11,593)	$(14,275)
Cash provided by (used in) financing under
Canadian and US GAAP	$81,992	$(34,402)	$(14,955)